Exhibit 21.1
SUBSIDIARIES OF CUMULUS MEDIA INC.

Name of Subsidiary	Jurisdiction of Organization

Cumulus Broadcasting LLC	Nevada
Cumulus Licensing LLC	Nevada
Broadcast Software International Inc.	Nevada